                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:   October 31, 2002
                                                     Estimated average burden
                                                     hours per response....14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        LOGANSPORT FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    541209102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Stanley J. Bradshaw
                                  P.O. Box 1972
                               Pinehurst NC 28370
                                 (910) 295-7029
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  October 4, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)

SCHEDULE 13D PAGE 2 OF 7 PAGES
CUSIP NO.  541209102
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS          The Roosevelt Group, L.L.C.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    NA
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri Limited Liability Company
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                     -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       0.0%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)   PN


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SCHEDULE 13D PAGE 3 OF 7 PAGES
CUSIP NO. 541209102
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS  Bradshaw Capital Management, L.L.C.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    NA
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION         United States citizen

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                     -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       0.0%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)   PN


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SCHEDULE 13D PAGE 4 OF 7 PAGES
CUSIP NO. 541209102


ITEM 1.           SECURITY AND ISSUER

         a)       Common Stock of Logansport Financial Corporation

         b)       The address of the Issuer's principal executive offices is:

                  723 East Broadway, Logansport IN 46947


ITEM 2.           IDENTITY AND BACKGROUND

         Regarding Reporting Person The Roosevelt Group, L.L.C.

         a)       The Roosevelt Group, L.L.C. ("Roosevelt")

         b)       400 North Fifth Street, Suite 200
                  St. Charles, Missouri  63301

         c)       Organized under the laws of the State of Missouri

         d) Roosevelt's principal business is investment in securities of financial institutions

         e) During the last five years, Roosevelt has not been convicted in any criminal proceeding.

         f) During the last five years, Roosevelt has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Regarding Reporting Person Bradshaw Capital Management, L.L.C.

         a)       Bradshaw Capital Management, L.L.C. ("Bradshaw")

         b)       P.O. Box 1972
                  Village of Pinehurst, North Carolina 28370

         c)       Organized under the laws of the State of North Carolina.

         d) Bradshaw's principal business is investment in securities of financial institutions and providing advisory services to financial institutions.

         e) During the last five years, Bradshaw has not been convicted in any criminal proceeding.

SCHEDULE 13D PAGE 5 OF 7 PAGES
CUSIP NO. 541209102

         f) During the last five years, Bradshaw has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

                  NA

ITEM 4.           PURPOSE OF TRANSACTION:

This Amendment to Schedule 13D is filed pursuant to SEC Rule 13d - 2(a) to disclose the Reporting Persons' disposition of their shares in the Issuer.

On June 26, 2002, the Reporting Persons filed a notice with the Office of Thrift Supervision (OTS) under applicable Change of Control regulations seeking permission to increase their stake to up to 24.9% of the Issuer's outstanding shares. Within thirty days thereafter, the OTS indicated that the notice application was transferred from the Atlanta office, which was the standard office for filing such an application, to the Washington Office of the OTS.

On August 7, 2002, the Washington office of the OTS requested additional information be submitted by September 7, 2002 in order to continue processing the notice application. The additional information was submitted and on September 23, 2002, the OTS requested that the Reporting Persons submit additional information. Also during this period, the Reporting Persons contacted the Issuer regarding potential future representation on the Issuer's Board. The Issuer rejected the idea.

Also during this period, the members of Reporting Person Roosevelt met to discuss various business matters including a potential change in the capital structure of Roosevelt. The members decided to pursue a change in the capital structure that would be enhanced by an increase in the amount of liquidity held by Roosevelt. Roosevelt's holdings of the Issuer's shares were discussed and a conclusion was reached that such shares should be sold in order to accomplish Roosevelt's business objectives.

Reporting Person Bradshaw indicated to the Roosevelt members that if the lack of trading volume in the Issuer's stock proved to be insufficient to liquidate Roosevelt's position at a reasonable value, that he, Reporting Person Bradshaw, would acquire the shares and continue to pursue the OTS notice application seeking the latitude to grow the position over time to as much as 24.9%. However, because both of the Reporting Persons believed it would be advantageous to the Issuer for the Issuer to acquire Roosevelt's shares at a price reflective of recent trading levels, the Reporting Persons decided to give the Issuer a first right of refusal to acquire the shares.

The Issuer indicated they would acquire Reporting Person Roosevelt's 36,500 shares at a price indicative of the lower bid side of the market. Reporting Person Bradshaw indicated that at such a price, he would acquire the shares. The Issuer then offered to pay a higher price more reflective of the offered side of the market, subject to Reporting Person Bradshaw agreeing to sell his 36,500 shares as well and also entering into an agreement that would require among other things, an agreement by Reporting Person Bradshaw to withdraw the June 26, 2002 rebuttal of control application he had on file with the OTS. On October 3, 2002, Bradshaw agreed to these terms and the OTS application has since been withdrawn. The Reporting Persons sold their shares in the Issuer to the Issuer on October 4, 2002.

SCHEDULE 13D PAGE 6 OF 7 PAGES
CUSIP NO. 541209102

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         AS TO REPORTING PERSON ROOSEVELT

         a)       Amount beneficially owned: -0-

         b)       Percent of class: 0.0%

         c)       Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: -0-

                  (ii)     Shared power to vote or to direct the vote: -0-

                  (iii) Sole Power to dispose or direct the disposition of:-0-

                  (v)      Shared power to dispose or to direct the disposition:
                           -0-

         d) Transactions in the subject securities within the past 60 days:


         Date of Transaction   Number of Shares   Price per Share   How Effected
         -------------------   ----------------   ---------------   ------------
         October 4, 2002           36,500              $17.25       Negotiated with
                                                                        the Issuer


         AS TO REPORTING PERSON BRADSHAW

         a)       Amount beneficially owned: -0-

         b)       Percent of class: 0.0%

         c)       Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: -0-

                  (ii) Shared power to vote or to direct the vote: -0- with Reporting Person Roosevelt

                  (iii) Sole Power to dispose or direct the disposition of:-0-

                  (iv)     Shared power to dispose or to direct the disposition:
                           -0-

         d) Transactions in the subject securities within the past 60 days:


         Date of Transaction   Number of Shares   Price per Share   How Effected
         -------------------   ----------------   ---------------   ------------
         October 4, 2002           36,500              $17.25       Negotiated with
                                                                       the Issuer

SCHEDULE 13D PAGE 7 OF 7 PAGES
CUSIP NO. 541209102


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Reporting Persons have agreed not to acquire any of the Issuer's shares for a period of seven years.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT 99.1. Agreement between The Roosevelt Group, L.L.C. and Bradshaw Capital Management, L.L.C. regarding joint filing of Schedule 13D.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        Date: October 10, 2002

                                        THE ROOSEVELT GROUP, L.L.C.

                               By:      /s/ Stanley J. Bradshaw
                                        ----------------------------------------
                                        Signature

                                        Stanley J. Bradshaw, Chairman
                                        ----------------------------------------
                                        Name/Title

                                        Date: October 10, 2002

                                        BRADSHAW CAPITAL MANAGEMENT,
                                        L.L.C.

                               By:      /s/ Stanley J. Bradshaw
                                        ----------------------------------------
                                        Signature

                                        Stanley J. Bradshaw, President
                                        ----------------------------------------
                                        Name/Title